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                                                    Philadelphia, PA  19103-7098
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Jana L. Cresswell

215-564-8048

                               September 28, 2007

VIA EDGAR

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

     Re:  DFA Investment Dimensions Group Inc.
          File Nos. 002-73948 and 811-3258

Dear Ms. Hatch:

     I am writing on behalf of the above-referenced Registrant, pursuant to Rule
477(a) under the Securities  Act of 1933, as amended,  to request the consent of the U.S. Securities and Exchange Commission (the "Commission") to the withdrawal of the post-effective  amendment to the Registrant's  registration  statement on
Form N-1A filed with EDGAR  submission type 485BPOS,  which was accepted via the
EDGAR   system   at  4:17  p.m.   on   September   28,   2007   (Accession   No.
0001193125-07-209999).   Such  post-effective   amendment  was  filed  with  the
incorrect EDGAR  submission type of 485BPOS.  The  post-effective  amendment has been re-filed using the correct EDGAR submission type of 485BXT.

     Therefore, Registrant respectfully requests the Commission's consent to the
withdrawal   of   Registrant's    post-effective    amendment   (Accession   No.
0001193125-07-209999) filed under the EDGAR submission type 485BPOS.

     If you have any  questions,  or  require  anything  further  regarding  the request, please contact me at (215) 564-8048.

                                                          Very truly yours,

                                                          /s/Jana L. Cresswell
                                                          Jana L. Cresswell